VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

January 31, 2019

Re: GolfSuites 1, Inc. Offering Statement on Form 1-A (File No. 024-10939)

Ladies and Gentlemen:

Pursuant to Rule 259 promulgated under the Securities Act of 1933, as amended, GolfSuites 1, Inc. (the “Company”) respectfully requests that Offering Statement on Form 1-A (File No. 024-10939) filed on January 28, 2019 be withdrawn. The offering statement was inadvertently filed twice under separate file numbers. The offering statement was not qualified, and no securities were sold in connection with the offering.

If you would like any further information or have any questions, please do not hesitate to contact me.

Sincerely,

/s/ Gerald Ellenburg

Gerald Ellenburg

Chief Executive Officer

GolfSuites 1, Inc.